Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES PLANS TO REPOSITION PORTFOLIO TO INCREASE SHAREHOLDER VALUE

Houston, Texas – February 8, 2018...Southwestern Energy Company (NYSE: SWN) today announced several strategic steps to reposition its portfolio, sharpen its focus on the Company's highest return assets, strengthen its balance sheet and enhance its financial performance. These initiatives are:

- Actively pursue strategic alternatives for the Fayetteville Shale E&P and related midstream gathering assets;
- Identify and implement structural, process and organizational changes to further reduce costs;
- Utilize funds realized from the foregoing to reduce debt, supplement Appalachia development capital, potentially return capital to shareholders, and for general corporate purposes.

Today's announcement results from a deliberate and methodical process, including a comprehensive review of the Company's portfolio by the board of directors and senior management. This is the next phase of Southwestern Energy's strategy to drive greater shareholder value, and builds on the strategic actions taken over the past two years to stabilize its financial structure, improve margins and optimize its current assets.

"These announced initiatives continue a series of strategic actions that began in early 2016 to reposition our company to compete and win in the future," said Bill Way, President and Chief Executive Officer. "Our teams have done a tremendous job in de-risking and enhancing the value of our portfolio. Our Appalachia assets produce industry-leading returns, with a growing, higher value liquids component, and will soon be capable to self-fund future growth. We are now in a position to further advance our opportunities in Appalachia, to deliver sustainable, value-driven growth and greater returns for our shareholders, all while maintaining our disciplined capital investing commitment."

Mr. Way continued, "Fayetteville is a large-scale, low decline, cash flow generating asset with identified, low-risk future development opportunities and a world-class operating team. The future success of Southwestern Energy will always be underpinned by the legacy of our Fayetteville asset and our employees who will continue to build on that foundation."

Southwestern Energy Company is an independent energy company whose wholly-owned subsidiaries are engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Houston Media Contact
Jan Sieving
Director, Communications
832-796-2733
jan_sieving@swn.com

Arkansas Media Contact
Christina Fowler
Communication Advisor
501-548-6873
christina_fowler@swn.com

Investor Contact:
Michael Hancock
Vice President, Investor Relations
(832) 796-7367
michael_hancock@swn.com

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